Exhibit 99.8

National Instrument 51-101 – Page 2

Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of Austral Pacific Energy Limited (the “Company”):

1.	We have evaluated the Company’s Reserves Data as at December 31, 2008. The reserves data are estimates of proved, probable and possible reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.

2.	The Reserves Data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue attributed proved plus probable plus possible reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2008, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s management and Board of Directors:

3219.70536.SOE.dmm
J:\Austral Pacific 70536 Cheal YE\Report\Summary.doc

National Instrument 51-101 – Page 3

Net Present Value of Future Net Revenue
Independent			Before Income Taxes (10% Discount Rate)
Qualified		Location
Reserves	Description	of
Evaluator or	and Preparation Date of	Reserves	Audited	Evaluated	Reviewed	Total
Auditor	Evaluation Report	(Country)	(M$)	(M$)	(M$)	(M$)

Sproule	Evaluation of the P&NG	New	Nil	8,807	Nil	8,807
	Reserves of Austral Pacific	Zealand
Energy Limited in the Cheal
Area of New Zealand,
As of December 31, 2008,
prepared
January 2009

2P Total			Nil	8,807	Nil	8,807

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.
6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.
7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

3219.70536.SOE.dmm
J:\Austral Pacific 70536 Cheal YE\Report\Summary.doc

National Instrument 51-101 – Page 4

Executed as to our report referred to above:

Sproule International Limited
Calgary, Alberta
February 13, 2009

Original signed by Donald Woods
Donald W. Woods, P.Eng.
Manager, Engineering
Project Leader

Original signed by Sunday Edobor
Sunday O. Edobor, P.Eng.
Project Leader

Original signed by Douglas Carsted
Douglas J. Carsted, P.Geol.
Vice-President, Geoscience

Original signed by John Chipperfield
John L. Chipperfield, P.Geol.
Senior Vice-President

3219.70536.SOE.dmm
J:\Austral Pacific 70536 Cheal YE\Report\Summary.doc